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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                    NOTIFICATION OF LATE FILING OF FORM 11-K

                          PURSUANT TO SECTION 15(d) of
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998



                                    000-24503
                            (Commission File Number)

                         WHIDBEY ISLAND BANK 401(K) PLAN
                            (Full title of the plan)

                           WASHINGTON BANKING COMPANY
                             1421 S.W. BARLOW STREET
                          OAK HARBOR, WASHINGTON 98277
                                 (360) 679-3121
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



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        The Registrant is unable to file Form 11-K for the Whidbey Island Bank
401(k) plan ("Plan") within 180 days from the end of the Plan's 1998 fiscal year. The Plan's fiscal year ended December 31, 1998, thereby making June 30, 1999 the applicable filing date. The reason for the delay is that audited Plan financial statements are not yet available as a result of a change in the Plan's recordkeeper and custodian during 1998. Differences in the recordkeeping systems employed by the firms caused difficulties in completing the information necessary to prepare the financial statements and schedules required for the accountants to complete their audit test work. There is insufficient time to complete the necessary financial statements and schedules without incurring unreasonable expense.

        The accountant's statement required by Rule 12b-25(c) is attached. See
Exhibit 1.

        Form 11-K will be filed on or before July 15, 1999, which is the 15th calendar day following the applicable filing date.

        There are currently no other outstanding periodic reports of the Plan that are required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Action of 1940.



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the employee benefit plan have duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1999

                                    WHIDBEY ISLAND BANK 401(K) PLAN



                                    By: /s/ Michal D. Cann
                                       ------------------------------------
                                        Michal D. Cann
                                        Trustee



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                                    EXHIBIT 1



Whidbey Island Bank
  401(k) Plan
Oak Harbor, WA



        Ladies and Gentlemen:

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Whidbey Island Bank 401(k) Plan on or about June 30, 1999, which contains notification of the registrant's inability to file its Form 11-K by June 30, 1999. We have read the Plan's statements contained therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1998, to be included in Form 11-K. Very truly yours,

[SIGNATURE]
Seattle, Washington
June 30, 1999



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